Exhibit 99.3

PRESS RELEASE

Aramco, TotalEnergies and Saudi Investment Recycling Company (SIRC) assess the development of a sustainable aviation fuels unit

Riyadh, Saudi Arabia, December 3, 2024 – On the occasion of the visit of the President of the French Republic Emmanuel Macron to the Kingdom of Saudi Arabia, and in the presence of His Royal Highness Prince Abdulaziz bin Salman Al Saud, Saudi Minister of Energy, Aramco, TotalEnergies, and Saudi Investment Recycling Company (SIRC), the major player which collects and valorizes organic materials into sustainable products in Saudi Arabia, announced today the signing of a Joint Development and Cost Sharing Agreement (JDCSA) to assess the development of a sustainable aviation fuels (SAF) production unit in the Kingdom of Saudi Arabia.

This collaboration will draw on the expertise of the three partners to develop a production unit of sustainable aviation fuel by converting local residues from the circular economy, such as used cooking oil and animal fats.

Amin H. Nasser, Aramco President & CEO, said “With demand for air travel forecast to grow, it’s becoming imperative to address aviation emissions through lower-carbon alternatives such as sustainable aviation fuels. This is where major global energy companies like Aramco and TotalEnergies can play a part, by collaborating to help meet this need. Addressing transport emissions requires a wide range of approaches and Aramco is pursuing a number of potential innovative solutions, as we seek opportunities to make an impact. We already have a well-established partnership with TotalEnergies and this new collaboration demonstrates our intent to explore ways to leverage our combined strengths, in this case with a view to establishing a sustainable aviation fuels plant in the Kingdom with SIRC. As Saudi Arabia’s tourism and aviation sectors expand, this could potentially benefit both domestic and international airlines.”

Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies, said: “We are delighted to partnering with Aramco and SIRC to study the production of sustainable aviation fuels in the Kingdom. By leveraging our collective expertise, we can take a further step towards the decarbonization of air transport together. SAF is at the heart of our company's transition strategy, as we strive to meet the aviation industry's demand to reduce its carbon footprint. Saudi Arabia is emblematic of our multi-energy strategy aimed at supporting the energy transition of oil and gas producing countries. This SAF production project contributes to the country's Green Initiative and Vision 2030’s objectives.”

Eng. Ziad Al-Sheha, Chief Executive Officer of SIRC, said: “In keeping with our commitment to supporting the ambitious sustainability objectives of Vision 2030 and the Saudi Green Initiative, we have a keen focus on increasing waste conversion rates into renewable resources. The new partnership with Aramco and TotalEnergies to assess the feasibility of a renewable aviation fuels plant signifies a major leap forward in our mission. We also believe it will enrich and energize our efforts to lead the development of the Kingdom’s circular economy.”

***

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to supplying affordable, reliable, clean energy to as many people as possible. TotalEnergies intends to put sustainability, in all its dimensions, at the center of its strategy, projects and operations.

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

About Aramco:

Aramco is a global integrated energy and chemicals company. We are driven by the core belief that energy is opportunity. From producing approximately one in every eight barrels of the world’s oil supply to developing new energy technologies, our global team is dedicated to creating impact in all that we do. We focus on making our resources more dependable, more sustainable and more useful. This helps promote stability and long-term growth around the world. www.aramco.com

About SIRC:

The Saudi Investment Recycling Company (SIRC), a wholly owned subsidiary of the Public Investment Fund (PIF), was established in 2017 to lead Saudi Arabia’s circular economy for a sustainable future. The company invests in the development of the local waste management sector and is striving to boost the Kingdom’s capabilities to meet its objective of raising total municipal solid waste recycling operations to 81% by 2035. For more information, visit: www.sirc.sa

Contact Aramco

International Media Relations: international.media@aramco.com

@Aramco

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).